SunAmerica Senior Floating Rate Fund, Inc.

Approval of the Investment Advisory and
Management Agreement and Subadvisory Agreement

      The Board of Directors (the "Board" the members of which are referred to as "Directors") of AIG Senior
Floating Rate Fund, Inc (the "Fund"), including the
Directors who are not "interested persons," as defined in
Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act") (the "Independent
Directors"), of the Fund, SunAmerica Asset Management,
LLC ("SunAmerica") or Wellington Management Company
LLP ("Wellington"), approved the continuation of the Investment Advisory and Management Agreement between the Fund and SunAmerica (the "Advisory
Agreement") for a one-year period ending June 30, 2018 at an in-person meeting held on June 6-7, 2017 (the
"Meeting"). At the Meeting, the Board, including the Independent Directors, also approved the continuation of the Subadvisory Agreement between SunAmerica and Wellington with respect to the Fund for a one-year period ending June 30, 2018 (the "Subadvisory Agreement," and together with the Advisory Agreement, the "Agreements").

	In accordance with Section 15(c) of the 1940 Act, the Board requested, and SunAmerica and Wellington provided materials relating to the Board's consideration of whether to approve the continuation of the Agreements.
These materials included: (a) a summary of the services provided to the Fund by SunAmerica and its affiliates, and by Wellington; (b) information independently compiled and prepared by Broadridge Financial Solutions, Inc. ("Broadridge"), an independent third-party provider of mutual fund data on fees and expenses of the Fund, and the investment performance of the Fund as compared with a peer group of funds, along with fee and performance data with respect to the Fund and any other mutual funds or accounts advised or subadvised by SunAmerica or Wellington with similar investment objectives and/or strategies, as applicable; (c) information on the profitability of SunAmerica and its affiliates, and a discussion relating to indirect benefits; (d) information relating to economies of scale; (e) information about SunAmerica's general compliance policies and procedures and the services it provides in connection with its oversight of subadvisers; (f) information about SunAmerica's and Wellington's risk management processes; (g) information regarding brokerage and soft dollar practices; and (h) information about the key personnel of SunAmerica and its affiliates, and Wellington, that are involved in the investment management, administration, compliance and risk management activities with respect to the Fund, as well as current and projected staffing levels and compensation practices.

	In determining whether to approve the continuation of the Agreements, the Board, including Independent
Directors, considered at the Meeting, and from time to time as appropriate, factors it deemed relevant, including the following information:

       Nature, Extent and Quality of Services Provided by SunAmerica and Wellington. The Board, including the Independent Directors, considered the nature, extent and quality of services provided by SunAmerica. The Board noted that the services include acting as investment manager and adviser to the Fund, managing the daily business affairs of the Fund, and obtaining and evaluating economic, statistical and financial information to formulate and implement the Fund's investment policies.
Additionally, the Board observed that SunAmerica provides office space, bookkeeping, accounting, legal and compliance, clerical and administrative services and has authorized its officers and employees, if elected, to serve as officers or directors of the Fund without compensation. The Board also noted that SunAmerica is responsible for monitoring and reviewing the activities of affiliated and unaffiliated third-party service providers, including Wellington. In addition to the quality of the advisory services provided by SunAmerica, the Board considered the quality of the administrative and other services provided by SunAmerica to the Fund pursuant to the Advisory Agreement. Additionally, the Board observed that SunAmerica performs or supervises the performance by others of other administrative services in connection with the operation of the Fund pursuant to the Administrative Services Agreement between SunAmerica and the Fund (the "Administrative Services Agreement").

	In connection with the services provided by SunAmerica, the Board analyzed the structure and duties of SunAmerica's fund administration, accounting, operations, legal and compliance departments and concluded that they were adequate to meet the needs of the Fund. The Board also reviewed the personnel responsible for providing advisory services to the Fund and other key personnel of SunAmerica in addition to current and projected staffing levels and compensation practices. The Board concluded, based on its experience and interaction with SunAmerica, that: (i) SunAmerica would continue to be able to retain quality investment and other personnel; (ii) SunAmerica has exhibited a high level of diligence and attention to detail in carrying out its advisory and other responsibilities under the Advisory Agreement; (iii) SunAmerica has been responsive to requests of the Board; and (iv) SunAmerica has kept the Board apprised of developments relating to the Fund and the industry in general. The Board concluded that the nature and extent of services provided under the Advisory Agreement were reasonable and appropriate in relation to the management fees and that the quality of services continues to be high. The Board also noted the high quality of services under the Administrative Services Agreement.

	The Board also considered SunAmerica's
reputation and relationship with the Fund and considered the benefit to shareholders of investing in funds that are part of a family of funds offering a variety of types of mutual funds and shareholder services. The Board considered SunAmerica's experience in providing management and investment advisory and administrative services to advisory clients and noted that as of March 31, 2017, SunAmerica managed, advised and/or administered approximately $83.9 billion in assets. In addition, the Board considered SunAmerica's code of ethics and its commitment to compliance generally and with respect to its management and administration of the Fund. The
Board also considered SunAmerica's risk management processes. The Board further observed that SunAmerica has developed internal procedures for monitoring compliance with the investment objectives, policies and restrictions of the Fund as set forth in the Fund's prospectus. The Board also reviewed SunAmerica's compliance and regulatory history and noted that there were no material legal, regulatory or compliance issues that would potentially impact SunAmerica in effectively serving as the investment adviser to the Fund.

      The Board also considered the nature, extent and quality of services provided by Wellington. The Board observed that Wellington is responsible for providing day-to-day investment management services, including investment research, advice and supervision, and determining which securities will be purchased or sold by the Fund, or portion thereof, that Wellington manages, subject to the oversight and review of SunAmerica. The
Board reviewed Wellington's history, structure, size, visibility and resources, which are needed to attract and retain highly qualified investment professionals. The
Board reviewed the personnel that are responsible for providing subadvisory services to the Fund, and other key personnel of Wellington, in addition to current and projected staffing levels and compensation practices, and concluded, based on its experience with Wellington, that
Wellington: (i) has been able to retain high quality portfolio managers and other investment personnel; (ii) has exhibited a high level of diligence and attention to detail in carrying out its responsibilities under the Subadvisory Agreement; and (iii) has been responsive to requests of the Board and of SunAmerica. In addition, the Board considered Wellington's code of ethics and risk management process. The Board further observed that Wellington has developed internal policies and procedures for monitoring compliance with the investment objectives, policies and restrictions of the Fund as set forth in the Fund's prospectus. The Board also reviewed
Wellington's compliance and regulatory history and noted that there were no material legal, regulatory or compliance issues that would potentially impact Wellington from effectively serving as a subadviser to the Fund. The
Board concluded that the nature and extent of services provided by Wellington under the Subadvisory Agreement were reasonable and appropriate in relation to the subadvisory fees and that the quality of services continues to be high.

	Investment Performance. The Board, including the
Independent Directors, also considered the investment performance of SunAmerica and Wellington with respect to the Fund. In connection with its review, the Board received and reviewed information regarding the investment performance of the Fund as compared to the Fund's peer group ("Peer Group") and peer universe
("Peer Universe") as independently determined by Broadridge and to an appropriate index or combination of indices, including the Fund's benchmarks. The Board was provided with a description of the methodology used by Broadridge to select the funds in the Peer Group and Peer Universe.

	The Board noted that performance information was for the periods ended March 31, 2017. The Board also noted that it regularly reviews the performance of the Fund throughout the year. The Board further noted that, while it monitors performance of the Fund closely, it generally attaches more importance to performance over relatively long periods of time, typically three to five years.

      The Board considered that the Fund's performance was above the median of its Peer Group for the one- and three-year periods and equal to the median of its Peer
Group for the five-year period. The Board also considered that the Fund's performance was above the median of its Peer Universe for the one-, three- and five-year periods. The Board further noted that the Fund outperformed its Broadridge Index for the one-, three- and five-year periods. The Board concluded that the Fund's performance was satisfactory.

      Consideration of the Management Fees and the Cost of the Services and Profits to be Realized by SunAmerica, Wellington and their Affiliates from the Relationship with the Fund. The Board, including the Independent Directors, received and reviewed information regarding the fees to be paid by the Fund to SunAmerica pursuant to the Advisory Agreement and the fees paid by SunAmerica to Wellington pursuant to the Subadvisory
Agreement. The Board examined this information in order to determine the reasonableness of the fees in light of the nature and quality of services to be provided and any potential additional benefits to be received by SunAmerica, Wellington or their affiliates in connection with providing such services to the Fund.

	To assist in analyzing the reasonableness of the management fees for the Fund, the Board received reports independently prepared by Broadridge. The reports showed comparative fee information for the Fund's Peer Group and Peer Universe as determined by
Broadridge, including rankings within each category. In considering the reasonableness of the management fees to be paid by the Fund to SunAmerica, the Board reviewed a number of expense comparisons, including:
(i) contractual and actual management fees; and (ii) actual total operating expenses. In considering the Fund's total operating expenses, the Board analyzed the level of fee waivers and expense reimbursements and the net expense caps contractually agreed upon by SunAmerica.
The Board further considered that, unlike the funds in the Peer Group and Peer Universe, the fee waivers and/or reimbursements being made by SunAmerica with respect to the Funds are only reflected in the total expenses category of the Broadridge reports, rather than also being reflected as specific management fee waivers in the actual management fees category of the Broadridge reports. As a result, the Board took into account that the actual management fees presented by Broadridge for the funds in the Peer Group and Peer Universe may appear lower on a relative basis. The Board also considered the various expense components of the Fund and compared the Fund's net expense ratio to those of other funds within its Peer Group and Peer Universe as a guide to help assess the reasonableness of the management fee for the Fund. The Board acknowledged that it was difficult to make precise comparisons with other funds in the Peer
Group and Peer Universe since the exact nature of services provided under the various fund agreements is often not apparent. The Board noted, however, that the comparative fee information provided by Broadridge as a whole was useful in assessing whether SunAmerica was providing services at a cost that was competitive with other, similar funds.

	The Board further considered services and management fees received by SunAmerica with respect to other mutual funds with similar investment strategies to the Fund. The Board then noted the management fee paid by the Fund was reasonable as compared to the fees
SunAmerica was receiving from other mutual funds for which it serves as adviser.

      The Board also received and reviewed information regarding the fees paid by SunAmerica to Wellington pursuant to the Subadvisory Agreement. To assist in analyzing the reasonableness of the subadvisory fee, the Board received a report independently prepared by Broadridge. The report showed comparative fee information of the Fund's Peer Group and/or Peer
Universe that the Directors used as a guide to help assess the reasonableness of the subadvisory fee. The
Directors noted that the Peer Group/Universe information as a whole was useful in assessing whether Wellington was providing services at a cost that was competitive with other, similar funds. The Directors also considered that the subadvisory fee is paid by SunAmerica out of its management fees and not by the Fund, and that subadvisory fees may vary widely within a Peer Group for various reasons, including market pricing demands, existing relationships, experience and success, and individual client needs. The Board further considered the amount of subadvisory fee paid out by SunAmerica and the amount of the management fees which it retained and determined that these amounts were reasonable in light of the services performed by SunAmerica and Wellington, respectively.

      The Board also considered fees received by Wellington with respect to other mutual funds and accounts with similar investment strategies to the Fund for which Wellington serves as adviser or subadviser, to the extent applicable. The Board noted in particular that the similar accounts identified by Wellington were institutional separate accounts, and Wellington highlighted certain differences between these separate accounts and the Fund, including that these separate accounts are subject to different investment limitations and restrictions and do not experience daily cash flows in a manner similar to the Fund. The Board then noted that the subadvisory fee paid by SunAmerica to Wellington was reasonable as compared to fees Wellington receives for other comparable accounts for which they serve as adviser or subadviser.

      The Board considered that the Fund's actual management fees were above the medians of its Peer
Group and Peer Universe. The Board also considered that the Fund's total expenses were above the medians of its Peer Group and Peer Universe. The Board noted that the Fund's advisory fee contains breakpoints and further noted management's discussions regarding the Fund's expenses.

	Profitability.  The Board also considered
SunAmerica's profitability and the benefits SunAmerica and its affiliates received from their relationship with the Fund. The Board received and reviewed financial statements relating to SunAmerica's financial condition and profitability with respect to the services it provided the Fund and considered how profit margins could affect SunAmerica's ability to attract and retain high quality investment professionals and other key personnel. The
Board was also provided with a profitability analysis that detailed the revenues earned and the expenses incurred by SunAmerica and its affiliates that provide services to the Fund. In particular, the Board considered the contractual fee waivers and/or expense reimbursements agreed to by SunAmerica.

	The Board considered the profitability of SunAmerica under the Advisory Agreement, including the amount of management fees retained after payment to Wellington, as well as the profitability of SunAmerica under the Administrative Services Agreement, and considered the profitability of SunAmerica's affiliates under the Rule 12b-1 Plans, Service Agreement and Administrative and Shareholder Services Agreement. Additionally, the Board considered whether SunAmerica, Wellington and their affiliates received any indirect benefits from the relationship with the Fund. Specifically, the Board observed that AIG Federal Savings Bank, an affiliate of SunAmerica, serves as custodian with respect to certain shareholder retirement accounts that are administered by SunAmerica and receives a fee payable by the qualifying shareholders. The Board further considered whether there were any collateral or "fall-out" benefits that SunAmerica and its affiliates may derive as a result of their relationship with the Fund. The Board noted that SunAmerica believes that any such benefits are de minimis and do not impact the reasonableness of the management fees.

      The Board also reviewed financial statements and/or other information from Wellington and considered whether Wellington had the financial resources necessary to attract and retain high quality investment management personnel and to provide a high quality of services.

	The Board concluded that SunAmerica and
Wellington had the financial resources necessary to perform its obligations under the Agreements and to continue to provide the Fund with the high quality services that they had provided in the past. The Board further concluded that the management fees were reasonable in light of the factors discussed above.

      Economies of Scale.	The Board, including
the Independent Directors, considered whether the
shareholders would benefit from economies of scale and
whether there was potential for future realization of
economies with respect to the Fund. The Board
considered that as a result of being part of the
SunAmerica fund complex, the Fund shares common
resources and may share certain expenses, and if the
size of the complex increases, the Fund could incur lower
expenses than it otherwise would achieve as a stand-
alone entity.   The Board also took into account that the
Fund had a management fee arrangement that included breakpoints that will adjust the fee downward as the size of the Fund increases, thereby allowing the shareholders to potentially participate in any economies of scale. The
Board further noted that SunAmerica has agreed to contractually cap the total annual operating expenses of the Fund at certain levels. The Board observed that those expense caps benefited shareholders by limiting total fees even in the absence of breakpoints or economies of scale.
The Board concluded that the Fund's management fee structure was reasonable and that it would continue to review fees in connection with the renewal of the Advisory
Agreement, including whether the implementation of additional breakpoints would be appropriate in the future due to an increase in asset size or otherwise.

	The Board noted that the Subadvisory Agreement included breakpoints, but did not review specific information regarding whether there have been economies of scale with respect to Wellington's management of the Fund because it regards that information as less relevant at the subadviser level.
Rather, the Board considered information regarding economies of scale in the context of the renewal of the Advisory Agreement and concluded that the management fee structure, including the amount of management fee retained by SunAmerica, was reasonable in light of the factors described above.

	Other Factors. In consideration of the Agreements, the Board also received information regarding
SunAmerica's and Wellington's brokerage and soft dollar practices. The Board considered that Wellington is responsible for decisions to buy and sell securities for the Fund, selection of broker-dealers and negotiation of commission rates, as applicable. The Board also considered that the Fund invests primarily in senior secured floating rate loans and, therefore, the Fund generally does not incur significant brokerage commissions.

  	Conclusion.  After a full and complete discussion,
the Board approved the Agreements, each for a one-year
period ending June 30, 2018.   Based upon its evaluation
of all these factors in their totality, the Board, including the Independent Directors, was satisfied that the terms of the Agreements were fair and reasonable and in the best interests of the Fund and the Fund's shareholders. In arriving at a decision to approve the Agreements, the Board did not identify any single factor or group of factors as all-important or controlling, but considered all factors together, and each Independent Director may have attributed different weights to different factors. The Independent Directors were also assisted by the advice of independent legal counsel in making this determination.

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